Exhibit 99.1

HEIDMAR ANNOUNCES FILING OF ITS 2025 ANNUAL REPORT ON FORM 20-F

Athens / New York, May 1, 2026 - Heidmar Maritime Holdings Corp. (the "Company" or "Heidmar") (NASDAQ: HMR), today announced that it has filed its 20-F for the fiscal year ended December 31, 2025, with the U.S. Securities and Exchange Commission (the “SEC”).
An electronic copy of the filing will be accessible on Heidmar's website under Investor Relations – Financials and Presentation.
Shareholders may also obtain a complimentary hard copy of the 2025 Annual Report on Form 20-F upon request by contacting Capital Link using the details listed at the end of this press release.
About Heidmar, Inc.
Heidmar is an Athens based, commercial and pool management business servicing the crude and product tanker market and is committed to safety, performance, relationships and transparency. With operations in Athens, London, Singapore, Chennai, Hong Kong and Dubai, Heidmar has a reputation as a reliable and responsible partner with a goal of maximizing our customers' profitability. Heidmar seeks to offer vessel owners a "one stop" solution for all maritime services in the crude oil, refined petroleum products and dry bulk shipping sectors. Heidmar believes its unique business model and extensive experience in the maritime industry allows the Company to achieve premier market coverage and utilization, as well as provide customers in the sector with seamless commercial transportation services. For more information, please visit www.heidmar.com.

CONTACT INFORMATION:
Investor Relations/Media Contact:
Nicolas Bornozis / Daniela Guerrero
Capital Link, Inc.
230 Park Avenue, Suite 1540
New York, N.Y. 10169
Tel.: (212) 661-7566
Email: heidmar@capitallink.com